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                                                          Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]






                            Press Release


Paris, July 1st, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE:
V) announced today that Vice Chancellor Lamb of the Court of Chancery of the State of Delaware granted the InterActiveCorp's motion for judgment on the pleadings in the pending tax distribution lawsuit against Vivendi Universal and its former subsidiaries, Vivendi Universal Entertainment and USI Entertainment. InterActiveCorp and its affiliate filed suit in April 2003 to seek specific performance of what they contend to be Vivendi Universal Entertainment's obligations to make tax distributions to them on their Preferred Interests in VUE.

Vivendi Universal intends to appeal the ruling




Important Disclaimer:
--------------------


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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Media                                        Investor Relations
Paris                                        Paris
Antoine Lefort                               Daniel Scolan
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Agnes Vetillart                              Laurence Daniel
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Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                     New York
Flavie Lemarchand                            Eileen McLaughlin
+(212) 572 1118                              +(1) 212.572.8961